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                            March 21, 2022

       Shelly M. Chadwick
       Chief Financial Officer
       Materion Corporation
       6070 Parkland Boulevard
       Mayfield Heights, Ohio 44124

                                                        Re: Materion
Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K Furnished
February 17, 2022
                                                            File No. 001-15885

       Dear Ms. Chadwick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Segment Disclosures, page 23

   1. We note significant revenue increases in your Performance Alloys and Composites and
                                                        Advanced Materials
segments and your disclosure that the increases were largely due to
                                                        "higher sales" and
"higher sales volumes," respectively. Please revise future filings to provide more robust
disclosure regarding the reasons for your revenue fluctuations. In doing so, describe and
consider quantifying the extent to which such changes are
                                                        attributable to changes
in prices or to changes in the volume or amount of goods or
                                                        services being sold or
to the introduction of new products or services. In addition, describe and consider
quantifying any other significant components of revenues that would be material to an
understanding of your results of operations, such as revenues attributable to
significant new customers. See Item 303(b)(2) of Regulation S-K and SEC
 Shelly M. Chadwick
FirstName  LastNameShelly M. Chadwick
Materion Corporation
Comapany
March      NameMaterion Corporation
       21, 2022
March2 21, 2022 Page 2
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FirstName LastName
         Release No. 33-8350.
Note H - Income Taxes, page 56

2. We note that you present two deferred tax asset balances totaling approximately $19 million related to "Revenue recognition" and "Interest expense carryforward" that are new for fiscal 2021. Please tell us what these line items represent and why the deferred tax assets were not applicable for the prior year.
Financial Statements
Notes to Consolidated Financial Statements
Note L - Customer Prepayments, page 60

3. We note that you entered into an investment and master supply agreement with a customer that has provided prepayments to you to procure equipment and manufacture product for the customer. You further disclose that you have recorded the prepayments as unearned income, which "will be applied when the product is sold and delivered to the customer."
         Please tell us in sufficient detail how you account for these transactions, including the accounting literature you relied upon that supports the basis for your conclusions, such as
         ASC 606, ASC 340-40, ASC 360 and/or ASC 730. In doing so, tell us if and how you determined the pre-production activities represented a promised good or service or fulfillment activities and clarify the nature of items capitalized on your balance sheet and the nature of any items expensed as incurred. Quantify for us the impact of this arrangement on your historical financial statements, such as the amounts of property, plant, and equipment and capitalized contract costs recorded on your balance sheet and the related revenues recognized.
Note P - Pensions and Other Post-Employment Benefits, page 65

4. We note that the weighted-average discount rate used to determine the pension benefit obligation at fiscal year-end is significantly different from the discount rate used to determine net pension cost for the subsequent fiscal year. For example, the
         2.14% discount rate used at fiscal year-end 2020 is significantly less than the 4.69%
         discount rate used to determine net pension cost for fiscal 2021. Please tell us how your accounting treatment complies with ASC 715-30-35-68.
Note S - Fair Value Information and Derivative Financial Instruments, page 73

5. We note your disclosure on page 75 that you maintain the majority of your precious metal production requirements on consignment until the product is fabricated and ready for shipment to the customer. Please tell us in sufficient detail how you determined that the consigned precious metal should not be recognized as inventory on your balance sheet. In doing so, describe to us the key terms of the agreements and how the consigned precious metals are managed, including whether they must be segregated or can be commingled with your owned inventory and whether the related financial institutions may terminate
 Shelly M. Chadwick
FirstName  LastNameShelly M. Chadwick
Materion Corporation
Comapany
March      NameMaterion Corporation
       21, 2022
March3 21, 2022 Page 3
Page
FirstName LastName
         the arrangements and demand the physical return of the consigned precious metals. If terms of the arrangements vary based on the state of the consigned precious metals within the production process, such as within work in progress or finished goods, please advise.
Schedule II - Valuation and Qualifying Accounts, page 88

6. Please address the following comments related to your schedule of valuation and qualifying accounts:

                In footnote 6 of the table, you disclose allowance additions due to "acquired reserves." Please tell us how these allowance adjustments comply with ASC 805-20-
              30-4.

                Confirm whether or not the activity in your inventory reserve is presented on a gross basis. If not, present the activity on a gross basis in future filings. If already on a gross basis, clarify why the activity in the account is significantly less than the beginning balance. For example, explain why the beginning balance has not largely been cycled out via inventory sales and write-offs.
Form 8-K Furnished February 17, 2022

Exhibit 99.1, page 8

7. We note that you present several non-GAAP measures in your earnings release, such as non-GAAP operating profit, net income, diluted EPS, and EBIT. Please address the following comments related to your non-GAAP disclosures:

                For each each non-GAAP measure presented, ensure that you provide a separate
              GAAP reconciliation that begins with the GAAP measure and ends with the non-
              GAAP measure. Ensure you reconcile EBIT and adjusted operating profit to net
              income. Refer to Question 103.02 of the SEC Staff   s Compliance
and Disclosure
              Interpretations on Non-GAAP Financial Measures.

                Although you present net income under the heading "Non-GAAP Measures -
              Adjusted Profitability," there is no reconciliation of a non-GAAP net income measure. Accordingly, revise future filings to include a reconciliation of adjusted net income to net income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Item 100(a)(2) of Regulation G. If applicable, clearly disclose the nature of the items included in the "non-operating (income) expense" adjustment.

                Ensure that you clearly identify and appropriately title each non-GAAP measure. As an example, to the extent you include a "Non GAAP Measures - Adjusted
              Profitability" section in future filings, ensure that you clearly label the "EPS -
              Diluted" line item as "Adjusted diluted EPS" or a similar title.

         In closing, we remind you that the company and its management are responsible for the
 Shelly M. Chadwick
Materion Corporation
March 21, 2022
Page 4

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameShelly M. Chadwick                      Sincerely,
Comapany NameMaterion Corporation
                                                          Division of
Corporation Finance
March 21, 2022 Page 4                                     Office of
Manufacturing
FirstName LastName